RECEIVED

2008 AUG 28 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004607

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date August 26, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

S. Anscho

Corporate Communications

PROCESSED
SEP 02 2008
THOMSON REUTERS

Enclosure

- **Fundamental business outlook remains positive**

dlw 8/29

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED Rule 12g3-2(b) File No. 82-5190

2008 AUG 28 P 1:02

Significant challenges and solid performance

Fundamental business outlook remains positive

- Strong growth of Oerlikon's core business in Coating, Solar and Vacuum
- Rigorous restructuring of Oerlikon Textile to counter unprecedented industry downturn
- Global footprint strengthened with expansions in China, Singapore and Russia
- Innovations and new product introductions such as P3e, WINGS and TRIVAC NT pay dividends

Key figures Oerlikon Group as of June 30, 2008 (unaudited)

in CHF million	**January 1 to June 30, 2008**	January 1 to June 30, 2007 .....restated	**Delta**
Orders received	2 755	2 952	-6.7%
Orders on hand	2 024	1 826	10.9%
Sales	**2 507**	**2 682**	**-6.5%**
EBITDA	224	338	-33.7%
EBIT	-238	232	-
EBIT in % of sales	-9%	9%	-
Cash flow from operating activities	-45	165	-

***Pfäffikon SZ, August 26, 2008* – For Oerlikon, the first half of 2008 was marked by contrasting developments in different businesses. The introduction of new and innovative products by all of Oerlikon's segments was confronted by a downturn of the textile and semiconductors industries worldwide. Strong increases in energy and raw material prices as well as unfavourable currency exchange ratios burdened the company's bottom line. Nevertheless, excluding negative currency effects, strong growth in core businesses such as Oerlikon Coating, Solar, Vacuum and Space almost offset the market driven declines. Notably Oerlikon Solar showed excellent results fully inline with 2008 targets. "The half-year business results have thus to be viewed in a differentiated way, displaying both significant challenges as well as solid performances", comments CEO Dr. Uwe Krüger. "Considering divergent market developments, the diversification of Oerlikon into a spectrum of high tech and clean tech areas is proving worthwhile," says Krüger.**

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The sales of the Oerlikon Group in the first half-year declined by 6.5 percent to CHF 2.5 billion, compared to last year's same period. EBIT before impairment charges amounted to CHF 105 million (-54.7 percent). The Group net profit was CHF -313 million. Order intake was reduced by 6.7 percent to CHF 2.8 billion, whereas order backlog rose by 10.9 percent to CHF 2 billion. Cash flow from operating activities amounted to CHF -45 million, mainly influenced by the weak performance in the Textile Segment and by the share repurchase program (CHF 112 million).

Restructuring and sharpened portfolio

Following a record year in 2007, key textile markets around the world are experiencing a severe downturn, hitting even the market leading Oerlikon Textile. The semiconductor market has fallen as well, impacting the top and bottom line performance of Oerlikon Esec and Oerlikon Systems. In total, the cyclical downturn in these three businesses resulted in CHF 376 million decline in sales and CHF 137 million decline in EBIT of Oerlikon, compared to the results of the first half of 2007. Oerlikon was negatively affected also by the devaluation of the US Dollar. Overall, currency effects amounted to CHF 138 million in sales and CHF 23 million in EBIT.

The Management and the board have assessed the risks currently facing the company. Since the last review of the carrying values of the company's assets carried out at the end of 2007, the increase in interest rates and the overall economic volatility now calls for a higher Weighted Average Cost of Capital (WACC). Recognizing that, Oerlikon revalued certain elements of its goodwill for specific business units and segments. For Oerlikon Textile, Oerlikon Esec and Oerlikon Systems, a one-time impairment charge of CHF 343 million in total was recognized. This had no cash effect.

Restructuring projects were likewise put into action. Despite a strong 2007, and in anticipation of the downturn, Oerlikon Textile had already started a project called "Simplify Oerlikon Textile". Early in 2008, it was expanded and accelerated with the goal of lowering the break-even point of the segment by more than CHF 300 million by 2010. The Simplify program consists of the following elements:

- Rationalize the product range and implement a consistent product platform strategy.
- Trim fixed costs by 20 percent compared to 2007.
- Reduce the European workforce by approx. 1,000 employees.
- Cut the number of production sites worldwide by half.
- Expand manufacturing capacity in China by a 30.000 square meter extension of the Suzhou facility.
- Target investments in R&D and modernizing production.

These actions will prepare Oerlikon Textile for a continuation of the cyclical slowdown expected until 2010, setting the stage for an improved market position and regaining profitability.

 Oerlikon is following through on its announced strategy to streamline the portfolio and divest non-core or underperforming businesses. The sale of the Blu-ray business and the magnetic media equipment was successfully concluded in the first half of the year. The announced disposal of Oerlikon Optics is expected to be concluded in 2008. CEO Krüger comments: "The focus of management and the newly elected board of directors of Oerlikon is twofold: firstly, implementing immediate measures to decrease costs and undertake necessary restructuring in Textile, Esec and Systems; and secondly, assuring management attention and capital resources are being concentrated on the fastest growing areas of the company."

Strong developments in Oerlikon's core businesses

Despite the challenging market environment, major industrial markets for Oerlikon's activities in thin-film coating, vacuum, and space continued to perform strongly and led to expected results in these segments. The half year result of Oerlikon Coating was supported by a very good first and an even better second quarter for Oerlikon Balzers. Balzers reported record sales – a growth of 12 percent compared to the second quarter of 2007 despite unfavorable currency factors. Once again, Oerlikon Vacuum posted strong sales growth of 7.4 percent to CHF 239 million. The process, coating and solar businesses have been the prime drivers of growth. The vacuum solutions business also performed well, exceeding expectations.

Most prominently, the newly created Solar segment fully benefited from its strong position in the fast growing market for alternative energy sources. Sales increased by 58.3 percent to CHF 214 million and EBIT of CHF 28 million projecting the segment to be well within its target range for the current financial year. CEO Krüger comments: "The results demonstrate that the new segment is capable of leveraging its unrivalled technological assets to achieve blue-chip industrial status as measured by any global standard. Oerlikon Solar has built up a significant and highly competitive business within only a few years." The strategic partnership with the global component supplier, Flextronics, certification of production processes by the German organization TÜV Rhineland, and the development of the Singapore location are all cornerstones of Oerlikon Solar's impressive performance during the first six months of 2008. The segment is well on track to reach its 2008 targets of CHF 700 million in sales and order intake exceeding CHF 1 billion.

With strong growth of 12.7 percent to CHF 626 million in sales, Oerlikon Drive Systems has experienced three years of uninterrupted growth. The segment is benefiting from robust demand in all markets and has been able to gain market share, particularly in agricultural machinery and mining equipment.

Oerlikon continues to invest. The group further increased its global footprint during the first half of 2008 by expanding significantly in the Chinese plants in Suzhou (Textile, Drive Systems, Coating) and Tianjin (Vacuum), ramping up the Solar facility in Singapore and opening a first office in Moscow. A first coating center in Russia is under construction and will be fully operational in the first half of 2009. Research & development (R&D) outlays for the first half-year of 2008 totalled CHF 138 million, an increase of 4.7 percent over the same period last year. By growing investment in R&D, optimizing production sites and consistently turning around unprofitable units and products, the Group laid the foundation for future profitable growth. While decreasing the number of employees in non-core and less profitable segments by nearly 400 people, the Oerlikon Group has created more than 700 new positions in the Solar segment, as well as in the business units Balzers Coating and Space.

Outlook

All segments of the Oerlikon Group are in strong positions and innovative Oerlikon products are benefiting from a high level of acceptance in the market. The Group targets business sectors that are experiencing structural growth and differentiating themselves by providing customized products and services for high-tech components and integrated engineering solutions. Oerlikon CEO Krüger comments: "The success of core Oerlikon businesses like Solar, Coating and Vacuum demonstrate the resilient nature of high-tech in a recessionary economic environment. Irrespective of the sharp, cyclical downturn in the textile business and its associated impact on growth and earnings, Oerlikon is optimistic about the future."

Oerlikon Textile remains a structural growth market moving more and more to high quality products, specifically due to increased per capita income in developing countries, such as China and India. CEO Krüger adds: "The rigorous restructuring of the textile segment will strengthen the Group's market position making the business fit for the next upturn."

Given the impact of the various factors described above, the Oerlikon Group envisages the 2008 EBIT before goodwill impairment at a level approximately one third lower than 2007. Sales will be slightly lower compared to last year's level. This outlook is subject to the assumption that the textile and semiconductor markets do not deteriorate further. The fundamental business outlook remains positive despite the obvious signs of recession. With the textile business separately expected to be profitable again next year, the Group reconfirms the target for the rest of Oerlikon's business to achieve a double-digit EBIT margin in 2009. "Oerlikon as a Group has the strength to withstand down cycles without curbing investments in innovative product development or missing out on new markets," says Krüger.

The press information given here consists of information based on the situation as it stands today. Unforeseeable risks and influences may possibly cause deviations from these statements. The declared values may differ due to rounding differences.
Due to the increasingly long-term nature of project business and the market-related degree of fluctuation, Oerlikon will in future issue sales figures semi-annually.

Attachments: Excerpt from the Semi-Annual Report 2008

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon
Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

END